Morgan Stanley Dean Witter Charter Series
Monthly Report
February 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of February 29, 2000 was as follows:

Funds                    N.A.V.                      % change for month
Charter Graham           $10.30                          -2.36%
Charter Millburn         $  9.31                         -1.73%
Charter Welton           $  8.54                          1.75%

In general, the performance disparity between the funds in the Charter series is due to the portfolio structure and trading philosophy unique to each fund. Charter Welton produced gains largely due to its heavier concentration in the favorable global stock index futures and energy markets. Charter Graham's difficulties were primarily driven by its emphasis in the interest rate futures markets. Charter Millburn had very little participation in global stock index futures and therefore did not benefit from the opportunities in this sector, while its losses from interest rate futures markets were comparable to its gains in the energy complex.

During February, short-term volatility and uncertainty in the global interest rate futures markets continued to plague the technical trend-following trading approaches of the Fund's advisors. As the future direction of interest rates and concerns regarding inflation remained in question, prices in this market complex refused to find a consistent direction, opting to move in a choppy pattern. Contrary to the interest rate futures markets, prices in global stock index futures, specifically in the technology-heavy DAX, CAC-40 and NASDAQ 100 Indices, resiliently climbed higher, resuming their upward moves from 1999. In the commodities markets, oil prices, which also trended higher throughout much of 1999 and the first month of 2000, continued to rise during February, reaching nine-year highs on concerns regarding future output levels. Aluminum prices, which had trended higher during December and January, reversed sharply lower amid technically-based selling. In the currency markets, an interest rate hike by the Federal Reserve and bullish U.S. economic data resulted in the U.S. dollar strengthening versus the Japanese yen.

In the global interest rate futures markets, losses were incurred in Charter Millburn first from long positions in Japanese interest rate futures as prices slid lower early in the month in reaction to the yen's weakness and the strength of the Nikkei 225 Index, and then from continued short-term price volatility. In the U.S., losses were experienced in Charter Graham and Charter Millburn from short positions in U.S. Treasury note futures as the prices of intermediate-term debt instruments rose following a less-than-expected interest rate hike of 0.25% by the U.S. Federal Reserve. Prices in this market experienced an additional boost higher later in the month after moving in a choppy manner during mid-February. Trading in European interest rate futures, particularly short positions in British and German bond futures also resulted in losses in Charter Graham and Charter Millburn as prices increased on the heels of higher U.S. bond prices.

In the global stock index futures markets, profits were recorded in Charter Graham and Charter Welton from long positions in DAX, CAC-40 and NASDAQ 100 Index futures as prices resumed their upward trend from late 1999 due primarily to strength in the technology sector. Long positions in Nikkei 225 Index futures also profited as Japanese equity prices rose as a result of the yen's weakness versus other major currencies, particularly the U.S. dollar.

In the commodities markets, profits were recorded in Charter Graham, Charter Millburn, and Charter Welton from long futures positions in crude oil and its refined products as oil prices trended to nine-year highs on concerns regarding future output levels from the world's leading producers amid dwindling supplies and strong demand. These gains were partially offset by losses incurred by Charter Graham, Charter Millburn, and Charter Welton in the metals markets due to choppy price movement in gold futures and a reversal lower in base metals prices, specifically aluminum and copper futures.

In currencies, profits were recorded in Charter Graham and Charter Welton from short Japanese yen positions as the U.S. dollar strengthened to a 5 1/2 month high versus the Japanese yen following an interest rate increase by the U.S. Federal Reserve early in the month. The yen experienced additional weakness versus the dollar later in the month on skepticism regarding Japan's economic recovery and better-than-expected economic data out of the U.S.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner


MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Dean Witter Charter Series. Also provided is the inception-to-date return and the annualized return since inception for each fund. PAST PERFORMANCE IS NOT NECESSARILY
INDICATIVE OF FUTURE RESULTS.
Charter Graham

Year                Return
1999 (10 months)                2.9%
2000 (2 months)                 0.1%

Inception-to-Date Return:       3.0%
Annualized Rate:                3.0%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (10 months)               -7.2%
2000 (2 months)                  0.3%

Inception-to-Date Return:           -6.9%
Annualized Rate:              - 6.9%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (10 months)               -10.7%
2000 (2 months)                 -4.4%

Inception-to-Date Return:           -14.6%
Annualized Rate:              - 14.6%
_________________________________________________________________
___________________________


Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended February 29, 2000
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of
Percent of
                                        February 1, 2000
February 1, 2000                                                 Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                        331,667              1.54
54,433                            0.23
  Net change in unrealized       (763,946)            (3.55)
(388,686)                        (1.61)
  Total Trading Results          (432,279)            (2.01)
(334,253)                        (1.38)
Interest Income (DWR)              86,072              0.40
98,398                            0.41
  Total Revenues                 (346,207)           (1.61)
(235,855)                        (0.97)

EXPENSES
Brokerage fees (DWR)              125,365              0.58
140,746                           0.59
Management fees                    35,819              0.17
40,214                            0.17
 Total Expenses                   161,184              0.75
180,960                           0.76
NET INCOME (LOSS)                (507,391)            (2.36)
(416,815)                        (1.73)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended February 29, 2000
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  February 1, 2000      2,036,660.974 21,491,266    10.55
2,546,221.196   24,127,913     9.48
Net Income (Loss)             -         (507,391)   (0.25)                    -
(416,815)                     (0.17)
Redemptions              (26,286.283)   (270,749)   10.30
(52,195.716)    (485,942)      9.31
Subscriptions            111,628.054   1,149,769    10.30
148,019.889    1,378,065       9.31
Net Asset Value,
  February 29, 2000    2,122,002.745  21,862,895   10.30
2,642,045.369   24,603,221     9.31

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended February 29, 2000
(Unaudited)
                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        February 1, 2000
                                        Beginning
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading profit (loss):
  Realized                       (394,570)            (1.79)
  Net change in unrealized        853,372              3.87

  Total Trading Results          458,802               2.08
Interest Income (DWR)             92,405               0.42
  Total Revenues                 551,207               2.50

EXPENSES
Brokerage fees (DWR)             128,679               0.58
Management fees                   36,766               0.17
  Total Expenses                 165,445               0.75
NET INCOME (LOSS)                385,762               1.75

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended February 29, 2000
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount       Per Unit
                                           $          $
Net Asset Value,
  February 1, 2000     2,629,413.198    22,059,310          8.39
Net Income (Loss)                -         385,762          0.15
Redemptions              (48,750.433)   (416,329)      8.54
Subscriptions            148,632.811   1,269,324       8.54
Net Asset Value,
  February 29, 2000    2,729,295.576  23,298,067       8.54

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton") ,(individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The Partnerships commenced operations on March 1, 1999. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are precident and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its U.S. Treasury bill investments. Carr also credits DWR with the interest income earned in respect to the Partnership's Net Assets maintained in trading accounts at Carr. DWR in turn credits the Partnership with 100% of the interest income received from Carr. For purposes of such interest payments Net Assets do not include monies due the Partnership on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Continued)

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership as of December 31, 1999 were as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)




Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of trading profits as of the end of each calendar month. Trading profits represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.

4.  Legal Matters

The following supplements the Legal Matters note to the financial statements previously disclosed in the Partnership's Annual Report for the year ended December 31, 1999:

On March 3, 2000, the plaintiffs in the New York action filed an appeal of the order dismissing the consolidated complaint.